

13030228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 04077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Oppenheimer & Co. Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal — **212-668-5782**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Albert G. Lowenthal**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Oppenheimer & Co. Inc.**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman & Chief Executive Officer

Title



Notary Public

WILLIAM JAMES McCABE
Notary Public, State of New York
No. 02MC6184846
Qualified in New York County
Commission Expires April 7, ~~2012~~ 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oppenheimer & Co. Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2012


pwc

Oppenheimer & Co. Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2012

Oppenheimer & Co. Inc. and Subsidiaries
Index
December 31, 2011



Independent Auditor's Report

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

We have audited the accompanying consolidated statement of financial condition of Oppenheimer & Co. Inc. and its subsidiaries as of December 31, 2012.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Oppenheimer & Co. Inc. and its subsidiaries at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

New York, NY
February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 50,396,020
Cash and securities (fair value of $11,499,310) segregated under Federal and other regulations	32,044,610
Deposits with clearing organizations (includes securities with a fair value of $9,094,629)	25,186,290
Receivable from brokers and clearing organizations	
Deposits paid for securities borrowed	365,642,030
Omnibus accounts	28,211,734
Clearing organizations	21,506,676
Securities failed to deliver	10,031,088
Other	54,307,707
Total receivable from brokers and clearing organizations	479,699,235
Receivable from customers	817,512,738
Securities owned, at fair value	751,409,107
Office facilities, net	12,437,797
Notes receivable, net	47,316,370
Deferred income tax, net	63,109,265
Other assets	80,435,838
Total assets	$ 2,359,547,270

The accompanying notes are an integral part of this consolidated financial statement.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2012

Liabilities and Stockholder's Equity	
Drafts payable	$ 56,585,651
Bank call loans	128,300,000
Securities sold under repurchase agreements	392,390,750
Payable to brokers and clearing organizations	
Deposits received for securities loaned	190,386,750
Securities failed to receive	11,315,044
Other	2,516,208
Total payable to brokers and clearing organizations	204,218,002
Securities sold, but not yet purchased, at fair value	173,450,464
Payable to customers	692,381,257
Income taxes payable	22,833,976
Accrued compensation	141,749,155
Accounts payable and other liabilities	156,405,961
Subordinated borrowings	112,558,118
Total liabilities	2,080,873,334
Commitments and contingencies (Note 10)	
Stockholder's equity	
Common stock, par value $100 per share - 1,000 shares authorized; 760 shares issued and outstanding	76,000
Additional paid-in capital	266,730,908
Retained earnings	12,809,023
Accumulated other comprehensive income	415,937
Less: 369 shares of treasury stock, at cost	(1,357,932)
Total stockholder's equity	278,673,936
Total liabilities and stockholder's equity	$ 2,359,547,270

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Nature of Business

Oppenheimer & Co. Inc. (the "Company") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Delaware public corporation. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("the Act") and is a member of various exchanges, including the New York Stock Exchange, Inc.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, and investment advisory and asset management services.

The Company provides its services from offices located throughout the United States. In addition, the Company conducts business through local broker-dealers in Israel and Latin America.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statement of the Company include the accounts of the Company's wholly owned subsidiaries, Freedom Investments, Inc. ("Freedom"), a registered broker-dealer in securities under the Act; Oppenheimer Israel (OPCO) Ltd., which is engaged in offering investment services in the State of Israel; Pace Securities, Inc. ("Pace"), Prime Charter Ltd., Old Michigan Corp. and Subsidiaries (inactive) and Reich & Co., Inc. (in liquidation) (collectively, the "Company").

The consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

All material intercompany transactions and balances have been eliminated in the preparation of the consolidated financial statement.

Use of Estimates

The preparation of the consolidated financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition.

In presenting the consolidated financial statement, management makes estimates regarding valuations of financial instruments, loans and allowances for credit losses, the outcome of legal and regulatory matters, the carrying amount of goodwill and other intangible assets, valuation of stock-based compensation plans, and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be materially different from these estimates. A discussion of certain areas in which estimates are a significant component of the amounts reported in the consolidated financial statement follows:

Financial Instruments and Fair Value

Financial Instruments

Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value, with the exception of notes receivable from employees, which are carried at cost.

Fair Value Measurements

The Company adopted the accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3 Unobservable inputs.

The Company's financial instruments are recorded at fair value and generally are classified within Level 1 or Level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within Level 1 are valued based on quoted market prices in active markets and consist of U.S. government, federal agency, and sovereign government obligations, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, mortgage and asset-backed securities, municipal obligations, and certain money market instruments. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active. Some financial instruments are classified within Level 3 within the fair value hierarchy as observable pricing inputs are not available due to limited market activity for the asset or liability. Such financial instruments include less-liquid private label mortgage and asset-backed securities, and auction rate securities. A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is in Note 4.

Fair Value Option

The Company elected the fair value option for those securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements (such as repo-to-maturity transactions). The Company has elected the fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities.

Financing Receivables

The Company's financing receivables include customer margin loans, reverse repurchase agreements, and securities borrowed transactions. The Company uses financing receivables to extend margin loans to customers, meet trade settlement requirements, and facilitate its matched-book arrangements and inventory requirements.

Allowance for Credit Losses

The Company's financing receivables are secured by collateral received from clients and counterparties. In many cases, the Company is permitted to sell or re-pledge securities held as collateral. These securities may be used to collateralize repurchase agreements, to enter into securities lending agreements, to cover short positions or fulfill the obligation of fails to deliver. The Company monitors the market value of the collateral received on a daily basis and may require clients and counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Customer receivables, primarily consisting of customer margin loans collateralized by customer-owned securities, are stated net of allowance for credit losses. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for credit loss following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for credit loss is generally recorded as the amount of unsecured or partially secured receivables.

The Company also makes loans or pays advances to financial advisors as part of its hiring process. Reserves are established on these receivables if the financial advisor is no longer associated with the Company and the receivable has not been promptly repaid or if it is determined that it is probable the amount will not be collected.

Legal and Regulatory Reserves

The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters where available information indicates that it is probable a liability had been incurred at the date of the consolidated financial statement and the Company can reasonably estimate the amount of that loss. When loss contingencies are not probable and cannot be reasonably estimated, the Company does not establish reserves.

When determining whether to record a reserve, management considers many factors including, but not limited to the amount of the claim; the stage and forum of the proceeding, the sophistication of the claimant, the amount of the loss, if any, in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and applicable legal precedents and case law. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the results of that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Goodwill

Goodwill arose upon the acquisitions of Old Michigan Corp., Josephthal & Co. Inc., and Grand Charter Group Incorporated (approximately $10.8 million, included in other assets on the consolidated statement of financial condition). The Company defines a reporting unit as an operating segment. The Company's goodwill resides in its Private Client Division ("PCD"). Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the fair value of goodwill of a reporting unit is less than its estimated carrying amount. The Company derives the estimated carrying amount of its operating segments by estimating the amount of stockholder's equity required to support the activities of each operating segment.

Accounting standards require goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill recorded as at December 31, 2012 has been tested for impairment and it has been determined that no impairment has occurred.

Excess of fair value of assets acquired over cost arose from the January 2008 acquisition of certain businesses from CIBC World Markets Corp., including five-year contingent consideration issued as a result of such acquisition. At the end of 2012, all contingencies expired and the Company recorded a reduction of "Excess of fair value of assets acquired over cost" of $7 million and deferred tax liabilities of $5 million offset by the reversal of related customer relationship intangible assets of $630,000 and fixed assets of $65,000 on the consolidated statement of financial condition as of December 31, 2012.

Intangible Assets

Intangible assets also arose from the January 2008 acquisition of certain businesses from CIBC World Markets Corp. and are comprised of customer relationships and a below market lease. Customer relationships were being amortized on a straight-line basis over 180 months commencing in January 2008. However, due to the expiration of the five-year contingent consideration issued as part of such acquisition, remaining amounts related to the customer relationship intangible asset of $630,000 were reversed in the fourth quarter of 2012. The below market lease was being amortized on a straight-line basis over 60 months beginning from 2008 through 2012.

Share-Based Compensation Plans

The Company estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. Key input assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Parent's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards. See Note 9 for further discussion.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables from/Payables to Brokers and Clearing Organizations
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been received or delivered by settlement date.

Notes Receivable
The Company had notes receivable, net, from employees of approximately $47.3 million at December 31, 2012. The notes are recorded in the consolidated statement of financial condition at face value of approximately $108.3 million less accumulated amortization and reserves of $51.4 million and $9.6 million, respectively, at December 31, 2012. These amounts represent recruiting and retention payments generally in the form of upfront loans to financial advisers and key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a service period of 3 to 5 years from the initial date of the loan or based on productivity levels of employees and all such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase
Transactions involving purchases of securities under reverse repurchase agreements or sales of securities under repurchase agreements are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The Company can present the reverse repurchase and repurchase transactions on a net-by-counterparty basis when the specific offsetting requirements are satisfied.

From time-to-time, the Company enters into securities financing transactions that mature on the same date as the underlying collateral. The Company accounts for these transactions in accordance with the accounting guidance for transfers and servicing. Such transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward resale commitment. The forward repurchase and resale commitments are accounted for as derivatives under the accounting guidance for derivatives and hedging. As of December 31, 2012, the Company did not have any repo-to-maturity transactions.

Office Facilities
Office facilities are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of furniture, fixtures, and equipment is provided on a straight-line basis generally over 3-7 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the improvement or the remaining term of the lease. Leases with escalating rents are expensed on a straight-line basis over the life of the lease. Landlord incentives are recorded as deferred rent and amortized on a straight-line basis over the life of the applicable lease.

Drafts Payable
Drafts payable represent amounts drawn by the Company against a bank.

Foreign Currency Translations
Foreign currency balances have been translated into U.S. dollars as follows: monetary assets and liabilities at exchange rates prevailing at period end; revenue and expenses at average rates for the period; and nonmonetary assets and stockholders' equity at historical rates. Cumulative translation adjustments of $416,878 are included in accumulated other comprehensive income on the consolidated statement of financial condition. The functional currency of the Oppenheimer Israel (OPCO) Ltd. is the Israeli Shekels.

Income Taxes
Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statement. Deferred tax balances are determined by applying the enacted tax rates applicable to the periods in which items will reverse.

The Company permanently reinvests eligible earnings of its foreign subsidiary and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated.

Management has evaluated its tax positions for the year ended December 31, 2012 and determined that it has no uncertain tax positions requiring financial statement recognition as of December 31, 2012.

New Accounting Pronouncements
Recently Adopted
In April 2011, the FASB issued ASU No. 2011-03, "Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreements," which removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. The guidance is effective prospectively for transactions beginning on January 1, 2012. The Company adopted this guidance in the period ended March 31, 2012.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS," which provides clarifying guidance on how to measure fair value and has additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2 and, for Level 3 fair value measurements, a description of the valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The updates are effective for fiscal years beginning after December 15, 2011. The Company adopted this guidance in the period ended March 31, 2012. See Note 4 for further information.

In September 2011, the FASB issued ASU No. 2011-08, "Testing Goodwill for Impairment," which gives entities the option of performing a qualitative assessment before the quantitative analysis. If entities determine the fair value of a reporting unit is more likely than not less than the carrying amount based on the qualitative factors, the two-step quantitative test would be required. Otherwise, further testing would not be needed. The ASU is effective for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company evaluated this ASU and decided to continue to perform quantitative analysis for goodwill impairment.

On July 27, 2012, the FASB issued ASU 2012-02, "Testing indefinite-Lived Intangible Assets for Impairment," which gives entities the option of performing a qualitative assessment before the quantitative analysis. If entities determine the fair value of a reporting unit is more likely than not less than the carrying amount, the impairment needs to be assessed. The ASU is effective for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company evaluated this ASU and decided to continue to perform quantitative analysis for indefinite-lived intangible assets impairment.

Recently Issued

On December 31, 2011, the FASB issued ASU No. 2011-11, "Disclosures about Offsetting Assets and Liabilities", which requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the ASU requires disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The ASU is effective for annual reporting periods beginning on or after January 1, 2013.

In January 2013, the FASB issued ASU No. 2013-01, "Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities", The ASU clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU No. 2011-11. The ASU limits the scope of the new balance sheet offsetting disclosures in ASU No. 2011-11 to derivatives, repurchase agreements, and securities lending transactions. The effective date of the ASU coincides with the effective date of the disclosure requirements in ASU No. 2011-11.

The Company is currently evaluating the impact, if any, that the above ASU updates will have on its financial condition.

3. Cash and Securities Segregated for Regulatory and Other Purposes

Deposits of $32.0 million were held at year-end in special reserve bank accounts for the exclusive benefit of customers in accordance with regulatory requirements. To the extent permitted, these deposits may be invested in interest bearing accounts collateralized by qualified securities.

4. Financial Instruments and Fair Value Measurement

Financial Instruments

Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value, with the exception of notes receivable from employees which are carried at cost.

Securities Owned and Securities Sold, But Not Yet Purchased at Fair Value

(in thousands of dollars)	December 31, 2012	
	Owned	**Sold**
U.S. Government, agency, & sovereign obligations	$ 519,394	$ 131,930
Corporate debt and other obligations	11,969	1,858
Mortgage and other asset-backed securities	2,920	17
Municipal obligations	59,009	467
Convertible bonds	49,130	8,868
Corporate equities	43,707	29,883
Other	65,280	427
	$ 751,409	$ 173,450

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at fair values. Included in securities owned at December 31, 2012 are corporate equities with estimated fair values of approximately $14.0 million, which are related to deferred compensation liabilities to certain employees included in accrued compensation on the consolidated statement of financial condition.

Valuation Techniques

A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is as follows:

U.S. Treasury Obligations

U.S. Treasury securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers and, accordingly, are categorized in Level 1 in the fair value hierarchy.

U.S. Agency Obligations

U.S. agency securities consist of agency issued debt securities and mortgage pass-through securities. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of mortgage pass-through securities are model driven with respect to spreads of the comparable To-be-announced ("TBA") security. Actively traded non-callable agency issued debt securities are categorized in Level 1 of the fair value hierarchy. Callable agency issued debt securities and mortgage pass-through securities are generally categorized in Level 2 of the fair value hierarchy.

Sovereign Obligations

The fair value of sovereign obligations is determined based on quoted market prices when available or a valuation model that generally utilizes interest rate yield curves and credit spreads as inputs. Sovereign obligations are categorized in Level 1 or 2 of the fair value hierarchy.

Corporate Debt and Other Obligations

The fair value of corporate bonds is estimated using recent transactions, broker quotations, and bond spread information. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Mortgage and Other Asset-Backed Securities
The Company holds non-agency securities collateralized by home equity and various other types of collateral which are valued based on external pricing and spread data provided by independent pricing services and are generally categorized in Level 2 of the fair value hierarchy. When specific external pricing is not observable, the valuation is based on yields and spreads for comparable bonds and, consequently, the positions are categorized in Level 3 of the fair value hierarchy.

Municipal Obligations
The fair value of municipal obligations is estimated using recently executed transactions, broker quotations, and bond spread information. These obligations are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Convertible Bonds
The fair value of convertible bonds is estimated using recently executed transactions and dollar-neutral price quotations, where observable. When observable price quotations are not available, fair value is determined based on cash flow models using yield curves and bond spreads as key inputs. Convertible bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Corporate Equities
Equity securities and options are generally valued based on quoted prices from the exchange or market where traded and categorized as Level 1 in the fair value hierarchy. To the extent quoted prices are not available, prices are generally derived using bid/ask spreads, and these securities are generally categorized in Level 2 of the fair value hierarchy.

Other
In February 2010, Oppenheimer finalized settlements with each of the New York Attorney General's office ("NYAG") and the Massachusetts Securities Division ("MSD" and, together with the NYAG, the "Regulators") concluding investigations and administrative proceedings by the Regulators concerning Oppenheimer's marketing and sale of ARS. Pursuant to those settlements and legal settlements, as of December 31, 2012, the Company purchased and holds approximately $77.1 million in ARS from its clients pursuant to several purchase offers and legal settlements. The Company's purchases of ARS from its clients will, subject to the terms and conditions of the settlements with the regulators, continue on a periodic basis pursuant to the settlements with the Regulators. In addition, the Company is committed to purchase another $38.3 million in ARS from clients through 2016. The ultimate amount of ARS to be repurchased by the Company cannot be predicted with any certainty and will be impacted by redemptions by issuers and legal and other actions by clients during the relevant period, which cannot be predicted. The Company also held $150,000 in ARS in its proprietary trading account as of December 31, 2012 as a result of the failed auctions in February 2008. These ARS positions primarily represent Auction Rate Preferred Securities issued by closed-end funds and, to a lesser extent, Municipal Auction Rate Securities which are municipal bonds wrapped by municipal bond insurance and Student Loan Auction Rate Securities which are asset-backed securities backed by student loans (collectively referred to as "ARS").

Interest rates on ARS typically reset through periodic auctions. Due to the auction mechanism and generally liquid markets, ARS have historically been categorized as Level 1 in the fair value hierarchy. Beginning in February 2008, uncertainties in the credit markets resulted in substantially all of the ARS market experiencing failed auctions. Once the auctions failed, the ARS could no

longer be valued using observable prices set in the auctions. The Company has used less observable determinants of the fair value of ARS, including the strength in the underlying credits, announced issuer redemptions, completed issuer redemptions, and announcements from issuers regarding their intentions with respect to their outstanding ARS. The Company has also developed an internal methodology to discount for the lack of liquidity and non-performance risk of the failed auctions. Key inputs include spreads on comparable Treasury yields to derive a discount rate, an estimate of the ARS duration, and yields based on current auctions in comparable securities that have not failed. Additional information regarding the valuation technique and inputs used is as follows:

(in thousands of dollars)

Quantitative Information About Level 3 Fair Value Measurements at December 31, 2012

Product	Principal	Valuation Adjustment	Fair Value	Valuation Technique	Unobservable Input	Range
Auction rate securities[1]	$ 115,308	$ 7,744	$ 107,564	Discounted cash flow	Discount rate	0.80% to 2.57%
					Duration	5 to 8 years
					Current yield[2]	0.18% to 1.34%

[1] Includes ARS owned by the Company of $77.1 million included in the consolidated statement of financial condition at December 31, 2012 as well as additional commitments to purchase ARS from clients of $38.3 million which is disclosed in the notes to the consolidated financial statement.

[2] Based on current auctions in comparable securities that have not failed.

The fair value of ARS is particularly sensitive to movements in interest rates. Increases in short-term interest rates would increase the discount rate input used in the ARS valuation and thus reduce the fair value of the ARS (increase the valuation adjustment). Conversely, decreases in short-term interest rates would decrease the discount rate and thus increase the fair value of ARS (decrease the valuation adjustment). However, an increase (decrease) in the discount rate input would be partially mitigated by an increase (decrease) in the current yield earned on the underlying ARS asset increasing the cash flows and thus the fair value. Furthermore, movements in short term interest rates would likely impact the ARS duration (i.e., sensitivity of the price to a change in interest rates), which would also have a mitigating affect on interest rate movements. For example, as interest rates increase, issuers of ARS have an incentive to redeem outstanding securities as servicing the interest payments gets prohibitively expensive which would lower the duration assumption thereby increasing the ARS fair value. Alternatively, ARS issuers are less likely to redeem ARS in a lower interest rate environment as it is a relatively inexpensive source of financing which would increase the duration assumption thereby decreasing the ARS fair value.

Due to the less observable nature of these inputs, the Company categorizes ARS in Level 3 of the fair value hierarchy. As of December 31, 2012, the Company had a valuation adjustment (unrealized loss) of $7.7 million for ARS.

Investments

In its role as general partner in certain hedge funds and private equity funds, the Company holds direct investments in such funds. The Company uses the net asset value of the underlying fund as a basis for estimating the fair value of its investment. Due to the illiquid nature of these investments and difficulties in obtaining observable inputs, these investments are included in Level 3 of the fair value hierarchy.

Derivative Contracts
From time to time, the Company transacts in exchange-traded derivative transactions to manage its interest rate risk. Exchange-traded derivatives, namely U.S. Treasury futures, Federal funds futures, and Eurodollar futures, are valued based on quoted prices from the exchange and are categorized as Level 1 of the fair value hierarchy.

As described in Note 1, the Company from time to time enters into securities financing transactions that mature on the same date as the underlying collateral (referred to as "repo-to-maturity" transactions). Such transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward reverse repurchase commitment. The forward repurchase and reverse repurchase commitments are valued based on the spread between the market value of the government security and the underlying collateral and are categorized in Level 2 of the fair value hierarchy. As of December 31, 2012, the Company did not have any repo-to-maturity transactions.

Fair Value Measurement

The Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2012 have been categorized based upon the fair value hierarchy as follows:

(in thousands of dollars)	Fair Value Measurements at December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 12,571	$ -	$ -	$ 12,571
Securities segregated for regulatory and other purposes	11,499	-	-	11,499
Deposits with clearing organizations	9,095	-	-	9,095
Securities owned				
U.S Treasury securities	491,685	-	-	491,685
U.S. Agency securities	-	27,690	-	27,690
Sovereign obligations	-	19	-	19
Corporate debt and other obligations	-	11,969	-	11,969
Mortgage and other asset-backed securities	-	2,880	40	2,920
Municipal obligations	-	49,615	9,394	59,009
Convertible bonds	-	49,130	-	49,130
Corporate equities	31,957	11,750	-	43,707
Other	2,317	-	62,963	65,280
Securities owned, at fair value	525,959	153,053	72,397	751,409
Investments [(1)]	-	37,088	665	37,753
TBAs	-	3,116	-	3,116
	$ 559,124	$ 193,257	$ 73,062	$ 825,443
Liabilities				
Securities sold, but not yet purchased				
U.S Treasury securities	$ 131,899	$ -	$ -	$ 131,899
U.S. Agency securities	-	31	-	31
Corporate debt and other obligations	-	1,858	-	1,858
Mortgage and other asset-backed securities	-	17	-	17
Municipal obligations	-	467	-	467
Convertible bonds	-	8,868	-	8,868
Corporate equities	20,945	8,938	-	29,883
Other	327	-	100	427
Securities sold, but not yet purchased at fair value	153,171	20,179	100	173,450
Investments	54	-	-	54
Derivative contracts	286	124	2,647	3,057
TBAs	-	2,780	-	2,780
	$ 153,511	$ 23,083	$ 2,747	$ 179,341

[1)] Included in other assets on the consolidated statement of financial condition.

The following table presents changes in Level 3 assets and liabilities measured at fair value on a recurring basis:

	Level 3 Assets and Liabilities Year Ended December 31, 2012						
(in thousands of dollars)	Beginning Balances	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases and Issuances	Sales and Settlements	Transfers In (Out)	Ending Balances
Assets							
Mortgage and other asset-backed securities [1]	$ 16	$ (7)	$ 6	$ 116	$ (89)	$ (2)	$ 40
Municipals	3,562	(4)	(1,757)	10,035	(2,442)	-	9,394
Other [2]	65,001	-	(1,192)	24,875	(25,721)	-	62,963
Investments [3]	857	(10)	(53)	5	(145)	11	665
Liabilities							
Mortgage and other asset-backed securities [1]	-	-	-	-	-	-	-
Other [2]	50	-	-	(50)	100	-	100
Derivative contracts	2,347	-	300	-	-	-	2,647

1) Represents private placement of non-agency securities collateralized mortgage obligations.

2) Represents auction rate preferred securities that failed in the auction rate market.

3) Primarily represents general partner ownership interests in hedge funds and private equity funds sponsored by the Company.

Fair Value Option

The Company elected the fair value option for those securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements (such as repo-to-maturity transactions). The Company has elected the fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities. At December 31, 2012, the fair value of the reverse repurchase agreements and repurchase agreements were $nil and $nil, respectively.

Fair Value of Derivative Instruments

The Company transacts, on a limited basis, in exchange traded and over-the-counter derivatives for both trading and investment purposes.

Foreign Exchange Hedges

From time to time, the Company also utilizes forward and options contracts to hedge the foreign currency risk associated with compensation obligations to Oppenheimer Israel (OPCO) Ltd. employees denominated in New Israeli Shekels. Such hedges have not been designated as accounting hedges. At December 31, 2012, there were no forward or option contracts outstanding.

"To-be-Announced" Securities

The Company transacts in pass-through mortgage-backed securities eligible to be sold in the "To-Be-Announced" or TBA market. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Unrealized gains and losses on TBAs are recorded in the consolidated statement of financial condition in receivable from brokers and clearing organizations and payable to brokers and clearing organizations.

The following table summarizes the notional and fair values of the TBAs as of December 31, 2012:

	December 31, 2012	
(in thousands of dollars)	**Notional Amount**	**Fair Value**
Sale of TBAs	$ 367,355	$ 3,116
Purchase of TBAs	363,105	2,780

Derivatives Used for Trading and Investment Purposes

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. Notional or contractual amounts are used to express the volume of these transactions, and do not represent the amounts potentially subject to market risk. The futures contracts the Company used include U.S. Treasury notes, Federal Funds and Eurodollar contracts. At December 31, 2012, the Company had 380 open short contracts for 10-year U.S. Treasury notes with a fair value of $286 million used primarily as an economic hedge of interest rate risk associated with a portfolio of fixed income investments. At December 31, 2012, the Company had 6.0 billion open contracts for Federal Funds futures with a fair value of approximately $120 million used primarily as an economic hedge of interest rate risk associated with government trading activities.

From time-to-time, the Company enters into securities financing transactions that mature on the same date as the underlying collateral (referred to as "repo-to-maturity" transactions). These transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward reverse repurchase commitment. As of December 31, 2012, the Company did not have any repo-to-maturity transactions.

The notional amounts and fair values of the Company's derivatives at December 31, 2012 by product were as follows:

	Fair Value of Derivative Instruments at December 31, 2012			
(in thousands of dollars)	**Type**	**Balance Sheet Location**	**Notional**	**Fair Value**
Liabilities				
Derivatives not designated as hedging instruments [1]				
Commodity contracts	U.S Treasury futures	Payables to brokers and clearing organizations	$ 56,000	$ 286
	Federal funds futures	Payables to brokers and clearing organizations	6,070,000	120
	Euro dollars futures	Payables to brokers and clearing organizations	15,000	4
Other contracts	Auction rate securities	Securities owned	38,343	2,647
			$ 6,179,343	$ 3,057

[1] See "Fair Value of Derivative Instruments" above for description of derivative financial instruments.

Collateralized Transactions

The Company enters into collateralized borrowing and lending transactions in order to meet customers' needs and earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions. Under these transactions, the Company either receives or provides collateral, including U.S. government and agency, asset-backed, corporate debt, equity, and non U.S. government and agency securities.

The Company obtains short-term borrowings primarily through bank call loans. Bank call loans are generally payable on demand and bear interest at various rates but not exceeding the broker call rate. At December 31, 2012, bank call loans were $128.3 million.

At December 31, 2012, the Company had collateralized loans, collateralized by firm and customer securities with market values of approximately $128.7 million and $225.8 million, respectively, primarily with two U.S. money center banks. At December 31, 2012, the Company had approximately $1.5 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has re-pledged approximately $171.2 million under securities loan agreements.

At December 31, 2012, the Company had deposited $339.8 million of customer securities directly with the Options Clearing Corporation to secure obligations and margin requirements under option contracts written by customers.

At December 31, 2012, the Company had no outstanding letters of credit.

The Company finances its government trading operations through the use of repurchase agreements and reverse repurchase agreements. Except as described below, repurchase and reverse repurchase agreements, principally involving government and agency securities, are carried at amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements and include accrued interest. Repurchase and reverse repurchase agreements are presented on a net-by-counterparty basis, when the repurchase and reverse repurchase agreements are executed with the same counterparty, have the same explicit settlement date, are executed in accordance with a master netting arrangement, the securities underlying the repurchase and reverse repurchase agreements exist in "book entry" form and certain other requirements are met.

Certain of the Company's repurchase agreements and reverse repurchase agreements are carried at fair value as a result of the Company's fair value option election. The Company elected the fair value option for those repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements (such as repo-to-maturity transactions described above). The Company has elected the fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities. At December 31, 2012, the fair value of the reverse repurchase agreements and repurchase agreements was $nil and $nil, respectively.

At December 31, 2012, the gross balances of reverse repurchase agreements and repurchase agreements were $1.2 billion and $1.6 billion, respectively.

The Company receives collateral in connection with securities borrowed and reverse repurchase agreement transactions and customer margin loans. Under many agreements, the Company is permitted to sell or re-pledge the securities received (e.g., use the securities to enter into securities lending transactions, or deliver to counterparties to cover short positions). At December 31, 2012, the fair value of securities received as collateral under securities borrowed transactions and reverse repurchase agreements was $354.0 million and $1.2 billion, respectively, of which the Company has sold and re-pledged approximately $14.3 million under securities loaned transactions and $1.1 billion under repurchase agreements.

The Company pledges certain of its securities owned for securities lending and repurchase agreements and to collateralize bank call loan transactions. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $570.0 million, as presented on the face of the consolidated statement of financial condition at December 31, 2012. The carrying value of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or re-pledge the collateral was $159.4 million at December 31, 2012.

The Company manages credit exposure arising from repurchase and reverse repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate and the right to offset a counterparty's rights and obligations. The Company also monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Credit Concentrations

Credit concentrations may arise from trading, investing, underwriting and financing activities and may be impacted by changes in economic, industry or political factors. In the normal course of business, the Company may be exposed to risk in the event customers, counterparties including other brokers and dealers, issuers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company seeks to mitigate these risks by actively monitoring exposures and obtaining collateral as deemed appropriate. Included in receivable from brokers and clearing organizations as of December 31, 2012 are receivables from one major U.S. broker-dealer totaling approximately $78.6 million.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally one to three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has clearing/participating arrangements with the National Securities Clearing Corporation ("NSCC"), the Fixed Income Clearing Corporation ("FICC"), R.J. O'Brien & Associates (commodities transactions) and others. With respect to its business in reverse repurchase and repurchase agreements, substantially all open contracts at December 31, 2012 are with the FICC. The clearing corporations have the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. Accordingly, the Company has credit exposures with these clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company had recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and banks with which it conducts business.

5. Variable Interest Entities (VIEs)

VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. The enterprise that is considered the primary beneficiary of a VIE consolidates the VIE.

The Company serves as general partner of hedge funds and private equity funds that were established for the purpose of providing investment alternatives to both its institutional and qualified retail clients. The Company holds variable interests in these funds as a result of its rights to receive management and incentive fees. The Company's investment in and additional capital commitments to these hedge funds and private equity funds are also considered variable interests. The Company's additional capital commitments are subject to call at a later date and are limited in amount.

The Company assesses whether it is the primary beneficiary of the hedge funds and private equity funds in which it holds a variable interest in the context of the total general and limited partner interests held in these funds by all parties. In each instance the Company has determined that it is not the primary beneficiary and therefore need not consolidate the hedge funds or private equity funds. The Company's general partnership interests, additional capital commitments, and management fees receivable represent its maximum exposure to loss. The Company's general partnership interests and management fees receivable are included in other assets on the consolidated statement of financial condition.

The following tables set forth the total VIE assets, carrying value of the Company's variable interests, and the Company's maximum exposure to loss in Company-sponsored nonconsolidated VIEs in which the Company holds variable interests and other non-consolidated VIEs in which the Company holds variable interests:

	December 31, 2012				
(in thousands of dollars)	Total VIE Assets	Carrying Value of the Company's Variable Interest — Assets	Carrying Value of the Company's Variable Interest — Liabilities	Capital Commitments	Maximum Exposure to Loss in Nonconsolidated VIE'S
Hedge funds	$ 56,700	$ 323	$ -	$ -	$ 323
Private equity funds	170,100	32	-	8	40
	$ 226,800	$ 355	$ -	$ 8	$ 363

6. Office Facilities

The components of office facilities at December 31, 2012 are as follows:

Furniture, fixtures and equipment	$ 68,468,529
Leasehold improvements	29,945,330
	98,413,859
Accumulated depreciation and amortization	(85,976,062)
	$ 12,437,797

7. Subordinated Borrowings

The subordinated loans are payable to the Company's indirect parent, E.A. Viner International Co. ("Viner"). Certain loans bear interest at 11-1/2% per annum. These loans are due: $3.8 million, November 29, 2013; $7.1 million, December 31, 2013; and $1.6 million, June 25, 2014 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration. The Company also issued a subordinated note to Viner in the amount of $100.0 million at a fixed rate of 8.75% due and payable on April 15, 2018. Interest is due semi-annually on April 15 and October 15.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

8. Income Taxes

The Company is included in an affiliated group, which files a consolidated Federal income tax return. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's combined or consolidated state filing, depending on the specific requirements of each state and local jurisdiction.

At December 31, 2012, the Company has deferred tax assets, net, of $63.1 million. Included in deferred tax assets are compensation and other expenses not currently deductible for tax purposes, a net operating loss of $2.8 million related to Oppenheimer Israel (OPCO) Ltd., and $982,000 arising from New York State Investment Tax Credits and Employment Incentive Credits.

The Company believes that realization of the deferred tax asset related to net operating loss carryforwards of its subsidiary, Oppenheimer Israel (OPCO) Ltd., is more likely than not based on expectations of future taxable income in Israel. This net operating loss carries forward indefinitely and is not subject to expiration, provided that this subsidiary and its underlying businesses continue operating normally (as is anticipated).

The New York State Investment Tax Credits and Employment Incentive Credits are carried forward to future years and will expire if not used by 2027.

Management has evaluated its tax positions for the year ended December 31, 2012 and determined that it has no uncertain tax positions requiring financial statement recognition.

9. Employee Compensation Plans

Share-Based Compensation

The Company has share-based compensation plans which are accounted for at fair value in accordance with the applicable accounting guidance. The Company's share-based awards are all related to the Parent's class A shares. The Company estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. The accuracy of this forfeiture rate is reviewed at least annually for reasonableness. Key input assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Parent's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating fair values of outstanding unvested share-based awards. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards.

The fair value of each award grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Grant Date Assumptions					
	2012	2011	2010	2009	2008	2007
Expected term [(1)]	5 years	5 years	4.5 years	5 years	2.4 years	5 years
Expected volatility factor [(2)]	54.95 %	52.52 %	48.58 %	39.17 %	36.41 %	39.67 %
Risk-free interest rate [(3)]	0.70 %	2.00 %	2.62 %	3.32 %	2.13 %	4.54 %
Actual dividends [(4)]	$ 0.44	$ 0.44	$ 0.44	$ 0.44	$ 0.44	$ 0.40

(1) The expected term was determined based on actual awards.

(2) The volatility factor was measured using the weighted average of historical daily price changes of the Parent's Class A Shares over a historical period commensurate to the expected term of the awards.

(3) The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at the time of grant.

(4) Actual dividends were used to compute the expected annual dividend yield.

Equity Incentive Plan
Under the Company's 2006 Equity Incentive Plan, adopted December 11, 2006, and amended December 2011 and its 1996 Equity Incentive Plan, as amended March 10, 2005 (together "EIP"), the Compensation Committee of the Board of Directors of the Parent may grant options to purchase Class A Stock, Class A Stock awards and restricted Class A Stock awards to officers and key employees of the Company and its subsidiaries. Grants of options were made to the Company's non-employee directors on a formula basis. Except in 2008, options are generally granted for a five-year term and generally vest at the rate of 25% of the amount granted on the second anniversary of the grant, 25% on the third anniversary of the grant, 25% on the fourth anniversary of the grant and 25% six months before expiration. In 2008, options were generally granted for a three year term and generally vested at the rate of 33% of the amount granted on both the first and second anniversary of the grant and 33% three months before expiration.

Stock option activity under the EIP since January 1, 2012 is summarized as follows:

	Year Ended December 31, 2012	
	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	164,193	$ 29.04
Options granted	1,590	19.31
Options exercised	-	-
Options forfeited or expired	(78,980)	35.09
Options outstanding at end of year	86,803	$ 23.35
Options vested at end of year	36,023	$ 22.59
Weighted average fair value of options granted during the year	$ 7.67	

The aggregate intrinsic value of options outstanding as of December 31, 2012 was $134,600. The aggregate intrinsic value of options vested as of December 31, 2012 was $78,300. The aggregate intrinsic value of options that are expected to vest is $131,900 as of December 31, 2012.

Employee Share Plan
On March 10, 2005, the Company approved the Oppenheimer & Co. Inc. Employee Share Plan ("ESP") for employees of the Company and its subsidiaries resident in the U.S. to attract, retain and provide incentives to key management employees. The Compensation Committee of the Board of Directors of the Parent may grant stock awards and restricted stock awards pursuant to the ESP. ESP awards are being accounted for as equity awards and valued at grant date fair value. ESP awards are generally awarded for a three or five year term and 100% vest at the end of the term.

The Company has awarded restricted Class A Stock to certain employees as part of their compensation package pursuant to the ESP. These awards are granted from time to time throughout the year based upon the recommendation of the Compensation Committee of the Board of Directors of the Parent. These ESP awards are priced at fair value on the date of grant and typically require the completion of a service period (determined by the Compensation Committee). Dividends may or may not accrue during the service period, depending on the terms of individual ESP awards.

The following table summarizes the status of the Company's nonvested ESP awards for the year ended December 31, 2012:

	Number of Class A Shares Subject to ESP Awards	Weighted Average Fair Value	Remaining Contractual Life
Nonvested at beginning of year	740,902	$ 20.94	2.8 years
Granted	167,318	15.67	3.7 years
Vested	(57,652)	21.60	-
Forfeited or expired	(28,000)	24.08	-
Nonvested at end of year	822,568	$ 19.29	2.3 years

At December 31, 2012, all outstanding ESP awards were nonvested. The aggregate intrinsic value of ESP awards outstanding as of December 31, 2012 was approximately $14.2 million. The aggregate intrinsic value of ESP awards that are expected to vest is $13.5 million as of December 31, 2012.

Stock Appreciation Rights

The Company has awarded Oppenheimer stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from grant date and will be settled in cash at vesting. The OARs are being accounted for as liability awards and are revalued on a monthly basis. The adjusted liability is being amortized on a straight-line basis over the vesting period.

The fair value of each OARs award was estimated as at December 31, 2012 using the Black-Scholes option-pricing model.

Grant Date	Number of OARs Outstanding	Strike Price	Remaining Contractual Life	Fair Value at December 31, 2011
January 10, 2008	383,645	$ 37.78	9 days	$ -
January 12, 2009	358,930	12.74	1 year	5.83
January 19, 2010	292,560	30.68	2 years	1.65
January 13, 2011	392,630	26.35	3 years	2.12
January 19, 2012	428,230	18.94	4 years	5.74
	1,855,995			
Total weighted average values		25.05	2.1 years	3.16

At December 31, 2012, all outstanding OARs were unvested. The aggregate intrinsic value of OARs outstanding and expected to vest as of December 31, 2012 was $1.6 million. The liability related to the OARs was approximately $2.6 million as of December 31, 2012.

Defined Contribution Plan

The Company maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that the Company may make discretionary contributions. Eligible Oppenheimer employees may make voluntary contributions which may not exceed $17,000 per annum.

Deferred Compensation Plans

The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisors a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals in fiscal 2012 of approximately $8.1 million. These deferrals normally vest after five years. The liability is being recognized on a straight-line basis over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. The Company maintains a company-owned life insurance policy, which is designed to offset approximately 60% of the EDCP liability. The EDCP liability is being tracked against the value of a phantom investment portfolio held for this purpose. At December 31, 2012, the Company's liability with respect to the EDCP and DIP totaled $41.6 million and is included in accrued compensation on the consolidated statement of financial condition at December 31, 2012.

In addition, the Company is maintaining a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets Corp. The liability is being tracked against the value of an investment portfolio held by the Company for this purpose and, therefore, the liability fluctuates with the fair value of the underlying portfolio. At December 31, 2012, the Company's liability with respect to this plan totaled $14.0 million.

10. Commitments and Contingencies

The Company and its subsidiaries or other affiliates have operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2028. Future minimum rental commitments under such office and equipment leases as at December 31, 2012 are as follows:

(in thousands of dollars)

2013	$	41,140
2014		38,522
2015		33,100
2016		29,128
2017		25,849
2018 and thereafter		153,482
	$	321,221

The above table includes operating leases which have been signed by the Company's immediate parent, Viner Finance Inc., in which the Company is responsible for rent charges associated with its occupancy.

Certain of the leases contain provisions for rent increases based on changes in costs incurred by the lessor.

Contingencies

Legal

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in various legal actions, including arbitrations, class actions, and other litigation, creating substantial exposure. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. These proceedings arise primarily from securities brokerage, asset management and investment banking activities.

For legal proceedings set forth below where there is at least a reasonable possibility that a loss or an additional loss may be incurred, the Company estimates a range of aggregate loss in excess of amounts accrued of $0 to approximately $125.5 million. This estimated aggregate range is based upon currently available information for those legal proceedings in which the Company is involved, where an estimate for such losses can be made. For certain cases, the Company does not believe that an estimate can currently be made. The foregoing estimate is based on various factors, including the varying stages of the proceedings (including the fact that many are currently in preliminary stages), the numerous yet-unresolved issues in many of the proceedings and the attendant uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be more than the current estimate.

Regulatory
The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include, among other things, inquiries from the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA") and various state regulators.

Auction Rate Securities
In February 2010, Oppenheimer finalized settlements with each of the New York Attorney General's office ("NYAG") and the Massachusetts Securities Division ("MSD" and, together with the NYAG, the "Regulators") concluding investigations and administrative proceedings by the Regulators concerning Oppenheimer's marketing and sale of ARS. Pursuant to those settlements and legal settlements, as of December 31, 2012, the Company purchased and holds approximately $77.1 million in ARS from its clients pursuant to several purchase offers and legal settlements. The Company's purchases of ARS from its clients will, subject to the terms and conditions of the settlements with the regulators, continue on a periodic basis pursuant to the settlements with the Regulators. In addition, the Company is committed to purchase another $38.3 million in ARS from clients through 2016. The ultimate amount of ARS to be repurchased by the Company cannot be predicted with any certainty and will be impacted by redemptions by issuers and legal and other actions by clients during the relevant period, which cannot be predicted. The Company also held $150,000 in ARS in its proprietary trading account as of December 31, 2012 as a result of the failed auctions in February 2008. These ARS positions primarily represent Auction Rate Preferred Securities issued by closed-end funds and, to a lesser extent, Municipal Auction Rate Securities which are municipal bonds wrapped by municipal bond insurance and Student Loan Auction Rate Securities which are asset-backed securities backed by student loans.

The Company is also named as a respondent in a number of arbitrations by its current or former clients as well as lawsuits related to its sale of ARS. If the ARS market remains frozen, the Company may likely be further subject to claims by its clients. There can be no guarantee that the Company will be successful in defending any or all of the current actions against it or any subsequent actions filed in the future. Any such failure could, and in certain current ARS actions would, have a material adverse effect on the results of operations and financial condition of the Company including its cash position.

On January 31, 2013, a FINRA arbitration panel rendered a decision in the previously disclosed U.S. Airways case, filed in February 2009, resulting in an award against the Company, in the amount of $30 million including interest and costs on a claim of approximately $140 million (adjusted down from $253 million). The amounts are reflected in the Company's financial results for the fourth quarter of 2012.

The Company has sought, with limited success, financing from a number of sources to try to find a means for all its clients to find liquidity from their ARS holdings and will continue to do so. There can be no assurance that the Company will be successful in finding a liquidity solution for all its clients' ARS.

Accounting
The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred at the date of the consolidated financial statement and the Company can reasonably estimate the amount of that loss. Based on information currently available and advice of counsel, the Company believes that the eventual outcome of the actions against the Company will not individually or in the aggregate, have a material adverse effect on the Company's consolidated financial statement. However, the

ultimate resolution of these legal and regulatory matters may differ materially from these accrued estimated amounts and, accordingly, an adverse result or multiple adverse results in arbitrations and litigations currently filed or to be filed against the Company could, and in the case of certain arbitrations or litigations relating to auction rate securities would, have a material adverse effect on the Company's results of operations and financial condition, including its cash position. The materiality of these matters to the Company's future operating results depends on the level of future results of operations as well as the timing and ultimate outcome of such legal matters.

In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is often not possible to reasonably estimate the size of the possible loss or range of loss or additional losses or range of additional losses.

For certain legal and regulatory proceedings, the Company can estimate possible losses, or, ranges of loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses individually or in the aggregate, will have a material adverse effect on the Company's consolidated financial statement as a whole. Notwithstanding the foregoing, an adverse result or multiple adverse results in arbitrations and litigations currently filed or to be filed against the Company could, and in the case of certain arbitrations or litigations relating to auction rate securities would, have a material adverse effect on the Company's statement of financial condition.

For certain other legal and regulatory proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial, indeterminate or special damages. Numerous issues may need to be reviewed, analyzed or resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding. Even after lengthy review and analysis, the Company, in many legal and regulatory proceedings, may not be able to reasonably estimate possible losses or range of losses.

11. Regulatory Requirements

The Company and Freedom are subject to the uniform net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The Company computes its net capital requirements under the alternative method provided for in the Rule which requires that the Company maintain net capital equal to 2% of aggregate customer related debit items, as defined in SEC Rule 15c3-3. At December 31, 2012, the net capital of the Company as calculated under the Rule was $141.7 million or 11.06% of its aggregate debit items. This was $116.0 million in excess of the minimum required net capital at that date. Freedom computes its net capital requirement under the basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2012, Freedom had net capital of $4.6 million, which was $4.4 million in excess of the $250,000 required to be maintained at that date.

At December 31, 2012, the Company and Freedom had $14.9 million and $17.1 million, respectively, in cash and U.S. Treasury securities segregated under Federal and other regulations.

In accordance with the SEC's No-Action Letter dated November 3, 1998, the Company has computed a reserve requirement for the proprietary accounts of introducing firms as of December 31, 2012. The Company had no deposit requirements as of December 31, 2012.

12. Related-Party Transactions

The Company does not make loans to its officers and directors except under normal commercial terms pursuant to client margin account agreements. These loans are fully collateralized by such employee-owned securities.

13. Subsequent Events

On January 31, 2013, a FINRA arbitration panel rendered a decision in the previously disclosed U.S. Airways case, filed in February 2009, resulting in an award against the Company, in the amount of $30 million including interest and costs on a claim of approximately $140 million (adjusted down from $253 million). This has been reflected in the financial results for the year ended December 31, 2012.

Oppenheimer Holdings Inc., the ultimate parent of the Company, has contributed capital into the Company in an amount equal to the net after tax effect of the award. Accordingly, the regulatory capital of the Company will not change as a result of the award.


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